SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated August 24, 2006, entitled "REPORT ON ACTIVITIES FOR THE FOURTH
        QUARTER ENDED 30 JUNE 2006 "

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 24, 2006   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

DRDGOLD ▶

we do what we say

Report on activities for the fourth quarter ended
30 June 2006

2006 FINANCIAL YEAR

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

Group Results

KEY FEATURES

- Total attributable gold production for the quarter steady at 131 857oz
  - 4% improvement from SA operations for the quarter; 25% for the year
  - Porgera production for the quarter up 11%; west wall remediation now 60% complete
- 35% increase in attributable reserves to 8.8 million ounces
- New Boards for Emperor and DRDGOLD SA
  - Emperor transaction closed
  - DRDGOLD holds 78.9% of "new" Emperor
- Group cash operating costs down to US$452/oz (R93 627/kg)

KEY RESULTS SUMMARY

Group		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Attributable gold production *						
Australasian operations	oz	41 676	42 979	(3)	211 425	317 134
	kg	1 296	1 337	(3)	6 578	9 864
South African operations	oz	90 181	86 678	4	315 976	251 902
	kg	2 805	2 696	4	9 828	7 835
Discontinued operations	oz	–	–	–	–	199 850
	kg	–	–	–	–	6 216
Group	oz	131 857	129 657	2	527 401	768 886
	kg	4 101	4 033	2	16 406	23 915
Cash operating costs						
Australasian operations	US$ per oz	329	514	36	362	231
	ZAR per kg	68 758	102 217	33	74 775	46 289
South African operations	US$ per oz	507	511	1	480	439
	ZAR per kg	105 117	103 519	(2)	99 301	87 895
Discontinued operations	US$ per oz	–	–	–	–	508
	ZAR per kg	–	–	–	–	101 701
Group	US$ per oz	452	512	12	433	372
	ZAR per kg	93 627	103 136	9	89 475	74 404
Capital expenditure (net)	US$ million	13.7	5.4	(154)	36.6	24.9
	ZAR million	87.9	32.8	(168)	235.1	154.8

* Attributable – Emperor Mines Limited ("Emperor") consolidated 100% from 6 April 2006 (previously 39.52% attributable) and Crown Gold Recoveries (Pty) Limited ("CGR") consolidated 100% from 1 December 2005 (previously 40% attributable)

STOCK

Issued capital

320 035 078 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 352 210 334

Stock traded	JSE	NASDAQ	FRANKFURT
Average volume for the 3 months per day ('000)	471	4 900	91
% of issued stock traded (annualised)	38	400	7
Price • High	R11.70	US$1.98	Euro 1.47
• Low	R7.71	US$1.11	Euro 0.92
• Close	R10.00	US$1.37	Euro 1.09

OVERVIEW

Dear shareholder

Safety

I am sad to report that two employees died in mine-related accidents, both at ERPM, in the quarter ended 30 June 2006. Phalali Silase, a team leader, died in a seismically related rockfall on 4 April and Matjoesa Samuel, a stope team member, in a similar incident on 27 June. Seven fatalities for the year as a whole compares with 10 in the previous year. Two of the seven occurred at Emperor's Vatukoula operation in Fiji, while the balance was in the South African operations of DRDGOLD. In the previous year, all 10 fatalities occurred in the operations of DRDGOLD in South Africa.

While the Fatality Frequency Rate for the year within DRDGOLD South African Operations (Pty) Limited ("DRDGOLD SA") showed a slight improvement from 0.25 per million man hours to 0.22, the Lost Time Injury Frequency Rate ("LTIFR") deteriorated from 9.55 to 10.81 and the Reportable Injury Frequency Rate from 3.44 to 3.81. While this is not an acceptable performance by the company as a whole for the year, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), which showed commendable improvements in respect of all three measures, won the West Rand Mine Managers' Safety Competition for the eighth year in succession, and achieved one million fatality-free shifts shortly before year end.

Within Emperor's managed operations, Vatukoula's LTIFR for the year deteriorated from 1.6 to 2.2 and its Disabling Injury Frequency Rate ("DIFR") from 5.6 to 7.8 while at Tolukuma Gold Mines Limited ("Tolukuma") both the LTIFR and DIFR worsened from 2.1 to 2.6.

Needless to say, a range of initiatives is in place at both the South African and Australasian operations to effect the necessary improvements. Particularly noteworthy is a broad-spectrum safety awareness campaign dubbed Before You Work currently being implemented at both ERPM and Blyvoor, and the Accelerated Development and Training Plan ("ACDTP") at Vatukoula. As its title implies, the ACDTP has a major focus on training and this includes safety matters.

Production

Total attributable gold production for the quarter was 2% higher at 131 857 ounces ("oz"), reflecting a 4% increase from the South African operations to 90 181oz. Australasian gold production was 3% lower at 41 676oz.

Ongoing west wall remediation work at Porgera, the negative impacts of underground flooding and bad weather at Tolukuma and a planned shutdown at Vatukoula to implement ACDTP were all contributors to lower Australasian production.

In South Africa, the upswing in production can be attributed to a generally steady-state performance from Crown and indeed from the surface recovery operations as a whole, to better production at ERPM notwithstanding faulting encountered and increased seismicity experienced towards the end of the June quarter and to the start of Blyvoor's implementation of its new, volume-driven plan.

For the year, total attributable gold production was 31% lower at 527 401oz than in the previous year, reflecting the impact of a 33% decline in Australasian gold production to 211 425oz. South African gold production rose by 25% to 315 976oz.

Cash operating costs

Group cash operating costs for the quarter decreased by 12% to US$452/oz. For the year, group cash operating costs were 16% higher at US$433/oz than in the previous year. The driver was Australasian cash operating costs, which were 57% higher at US$362/oz. South African cash operating costs rose by 9% to US$480/oz.

Corporate developments

In April 2006 the vending of DRDGOLD's Australasian operations into Emperor was concluded and Emperor now ranks as the fourth largest gold producer listed on the Australian Stock Exchange. Consequences of the transaction for DRDGOLD were an increased stake in Emperor (now 78.9%) and US$30 million in cash.

The Emperor transaction, with another earlier in the year that fully incorporated Blyvoor, Crown and ERPM into a new entity, DRDGOLD SA – 85% owned by DRDGOLD and 15% by a wholly owned subsidiary of its black economic empowerment partner, Khumo Bathong Holdings Limited ("KBH") – concluded a thorough and meticulous re-positioning of DRDGOLD's gold mining assets.

These are now housed in two, distinct regional entities – one Pacific Rim-focused and the other South Africa- and Africa-focused. An enormously important consequence is that there will be no cross-subsidisation of one by the other going forward, a factor that, in the past, caused value-destruction and consequently, enormous and understandable shareholder irritation.

DRDGOLD was removed from the official list of the Australia Stock Exchange Limited as from the close of trading on Friday, 28 July 2006, pursuant to the de-listing arrangement described in the letter to shareholders dated 21 April 2006 and the attachments to that letter and in accordance with listing rule 17.11

Appointments

Injections of fresh board and senior management capacity are vital to the future success of both Emperor and DRDGOLD SA, and it is very pleasing to report that huge progress in this respect was made during the quarter and into the start of the new financial year.

At Emperor, Brad Gordon – former Managing Director of Placer Dome Nuigini Limited and General Manager of Porgera – joined as Chief Executive Officer and an executive director. Clyde Moore was appointed as Chief Financial Officer and executive director. Geoffrey Campbell, Chairman of DRDGOLD, and Ilja Graulich, Strategic Development Officer for DRDGOLD, both joined the board as non-executive directors. Geoffrey was also appointed as Chairman. Bob McDonald was also appointed an independent non-executive director. Frazer Bourchier – former Manager: Mining at Porgera – was appointed General Manager at Vatukoula and John Wallace – former HR Manager at Porgera – joined as General Manager: Human Resources based at Emperor's corporate office in Brisbane. Brad Sampson was appointed General Manager: Tolukuma.

At DRDGOLD SA, Niel Pretorius – acting Chief Executive Officer and DRDGOLD's Group Legal Counsel – was confirmed as Chief Executive Officer in place of Dr Paseka Ncholo, who stood down in January due to other business commitments. Craig Barnes, former DRDGOLD Group Financial Accountant, was appointed Chief Financial Officer and an executive director. Thulo Mogotsi, an executive director of KBH, and Louisa Zondo, General Counsel for South African Airways, joined as non-executive directors. Ben Nyirenda, Head of New Business for DRDGOLD, was appointed as an alternate director. At Blyvoor, Collie Russouw – former Mine Manager at Harmony's Virginia operations – takes over as General Manager in place of Mark Munroe who will head up a new entity, DRDGOLD Capital, focusing on the company's growth in Africa.

Looking ahead

A year of extremely hard work has produced a way forward for DRDGOLD and its key investments, Emperor and DRDGOLD SA, that will be enormously challenging but, at the same time, encouraging. I say encouraging, because the way forward is clear and filled with new brown- and greenfields growth opportunities, and because our perennial confidence in our product, gold, is being rewarded with renewed and seemingly sustained price buoyancy.

In South Africa, Blyvoor is proceeding with its new plan that is expected to deliver fewer but more profitable ounces, and a new approach provides impetus to its No 2 Sub-shaft project. At ERPM, seismicity remains a challenge but risk will be all the better managed through more mining of less active, though lower grade, areas above 70 level. ERPM's great promise, of course, lies in the extension of high-grade mining into the adjacent Sallies lease area, for which exploration is already under way. For Crown, much in the medium term depends on a successful outcome to its application to mine the Top Star dump in central Johannesburg. Thanks to the current gold price, we are able, also, to look afresh at the Argonaut Project to the south of Johannesburg, albeit on a smaller scale.

In Australasia, management of the Porgera Joint Venture is in the capable hands of the new majority shareholder, Barrick, and there is every reason to be confident that turnaround forecasts will be met. At Tolukuma, a range of infrastructural improvements, coupled with mining of recently discovered bonanza Zine deposits, should lead to significant operating and financial improvements. At Vatukoula, long the 'problem child', a shift in focus to high-grade mining, long overdue infrastructural improvements and employee re-training mean there is at last the very real prospect of profitable mining into the future.

Lastly, indicative of DRDGOLD's longer term prospects, is the healthy increase in the company's attributable reserve and resource position. The former has increased by 35% to 8.8 million ounces and the latter by 30% to 47.6 million ounces.

We like to say 'we do what we say'. At various times in the recent past, however, not everyone liked hearing about our intentions, not least because they often meant 'pain and discomfort' of some sort. Looking down the track, I believe all of our stakeholders should feel more enthused, both about our ambitions and our ability to deliver.

Mark Wellesley-Wood.

MARK WELLESLEY-WOOD
Chief Executive Officer
24 August 2006

KEY OPERATING AND FINANCIAL RESULTS

Australasian Operations

Porgera (20% Share of Joint Venture)		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled	t'000	305	241	27	1 097	1 200
Yield	g/t	2.77	3.15	(12)	3.64	5.07
Gold produced	oz	27 215	24 410	11	128 238	195 394
	kg	846	760	11	3 990	6 079
Cash operating costs	US$ per oz	123	455	73	277	186
	ZAR per kg	25 811	90 355	71	57 148	37 291
	ZAR per tonne	72	285	75	208	189
Capital expenditure (net)	US$ million	4.7	1.1	(327)	14.5	16.1
	ZAR million	30.0	5.8	(417)	93.1	100.2

Attributable gold production for the quarter ended 30 June 2006 was 11% higher at 27 215oz, reflecting a 27% increase in ore milled to 305 000 tonne ("t"). Average yield was 12% lower at 2.77 grams per ton ("g/t"). Low grade, long term stockpiles continued to provide the primary ore feed at Porgera during the quarter. Cash operating costs were 73% lower at US$123/oz, reflecting higher gold production and an adjustment to deferred stripping cost capitalised during the quarter.

Remediation of the west wall cutback continues and is now 60% complete. The JV expects mining of ore from the open pit to begin later in 2006, after which both production levels and cash costs are expected to improve.

Tolukuma		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled	t'000	45	47	(4)	193	211
Yield	g/t	8.58	7.70	11	8.83	11.24
Gold produced	oz	12 408	11 659	6	54 790	76 314
	kg	386	362	6	1 704	2 372
Cash operating costs	US$ per oz	781	637	(23)	561	346
	ZAR per kg	161 858	127 122	(27)	116 042	69 348
	ZAR per tonne	1 388	979	(42)	1 025	780
Capital expenditure (net)	US$ million	0.8	–	–	4.4	3.4
	ZAR million	5.1	(0.4)	(1 375)	28.4	21.3

Gold production for the quarter was 6% lower at 12 408oz. While the average yield improved by 11% to 8.58g/t, ore milled was 4% lower at 45 000t.

Poor weather prevented continuous freight movement to the mine site by helicopter, resulting in several plant shutdowns during the quarter. To overcome this in the future, strategic stocks of consumables at the mine site will be increased.

Improved flexibility is expected as initial production areas along the newly discovered Zine structure are developed and brought into the mine plan. Lower gold production was the main contributor to a 23% increase in cash operating costs to US$781/oz.

Vatukoula ("Old" Emperor) 100% consolidated from 6 April 2006 (Previously 39.52% attributable)		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled	t'000	23	36	(36)	161	213
Yield	g/t	2.78	5.97	(53)	5.49	6.63
Gold produced	oz	2 053	6 910	(70)	28 397	45 426
	kg	64	215	(70)	884	1 413
Cash operating costs #	US$ per oz	333	690	52	588	434
	ZAR per kg	74 953	137 002	45	121 515	86 527
	ZAR per tonne	209	809	74	697	584
Capital expenditure (net) #	US$ million	3.5	1.6	(119)	9.5	8.4
	ZAR million	22.2	9.9	(124)	60.8	52.0

Represents total operation

Implementation of the mine's new ACDTP involved a temporary shutdown of the mine on 20 April and a gradual start-up early in June. Consequently, gold production for the quarter was only 2 053oz compared with 17 485oz in the previous quarter (DRDGOLD attributable portion 6 910oz). Ore milled was 75% lower at 23 000t and average yield 53% lower at 2.78g/t. The ACDTP has been designed to introduce flexibility to production areas, improve infrastructure and increase the productivity of the workforce. The plan includes development of higher grade areas at Philip Shaft and upgrading of associated shaft infrastructure. In addition, the entire workforce will undergo comprehensive assessment, re-skilling and retraining. During the quarter, work continued on various infrastructure-related improvements at Philip Shaft. Production from Smith Shaft has now stopped.

South African Operations

Blyvoor		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled						
Underground	t'000	178	171	4	674	587
Surface	t'000	920	927	(1)	3 634	2 932
Total	t'000	1 098	1 098	–	4 308	3 519
Yield						
Underground	g/t	5.26	4.59	15	5.55	7.31
Surface	g/t	0.33	0.38	(13)	0.34	0.25
Total	g/t	1.13	1.03	10	1.15	1.43
Gold produced						
Underground	oz	30 124	25 238	19	120 178	137 958
	kg	937	785	19	3 738	4 291
Surface	oz	9 806	11 221	(13)	39 515	23 920
	kg	305	349	(13)	1 229	744
Total	oz	39 930	36 459	10	159 693	161 878
	kg	1 242	1 134	10	4 967	5 035
Cash operating costs						
Underground	US$ per oz	607	692	12	551	468
	ZAR per kg	126 037	138 084	9	113 789	93 715
	ZAR per tonne	663	634	(5)	631	685
Surface	US$ per oz	276	233	(18)	248	272
	ZAR per kg	57 289	46 553	(23)	51 245	54 331
	ZAR per tonne	19	18	(6)	17	14
Total	US$ per oz	526	551	5	476	439
	ZAR per kg	109 155	109 914	1	98 314	87 895
	ZAR per tonne	123	114	(8)	113	126
Capital expenditure (net)	US$ million	2.2	2.4	8	8.8	2.1
	ZAR million	14.3	15.1	5	56.8	12.9

The generally improved underground results reflect the start of implementation of the new plan, key features of which are a reduction in mining from the seismically active, high-grade No 5 Shaft area in the interests of safety and an increase in production from the No 4 Shaft and lower-grade No 6 Shaft areas.

A target of 70 000t per month from underground was expected by the end of September 2006 but could be delayed by up to a month because of the required overhaul of the No 6 Shaft winder and shaft repairs.

For the quarter ending June 2006, underground gold production was 19% higher as a result of a 15% increase in average yield to 5.26g/t. Surface gold production was 13% lower at 9 806oz, as a result of a 1% decrease in ore milled to 920 000t and a 13% decrease in average yield to 0.33g/t. Lower throughput reflects slower recovery of hard material from the slimes dam project and downtime during the relocation of a pump station to access higher grade slimes. Lower yield was mainly a factor of a foreseen decline in the grade of rock dump material treated.

Total cash operating costs were 5% lower at US$526/oz, reflecting higher underground gold production. Underground cash operating costs declined by 12% to US$607/oz, while surface cash operating costs rose by 18% to US$276/oz.

A re-assessment of Phase 2 of the No 2 Sub-shaft project has indicated that accessing the ore body between 27 and 35 level from No 6 Shaft will be considerably more cost effective than from the No 2 Sub-shaft, as originally envisaged. This approach is expected to lower the total capital cost of the project from R100 million to R40 million. Work on Phase 2, according to the new approach, began in July and is expected to be completed in two years.

Drilling to determine the extent of the Alpha Dyke in the No 5 Shaft high-grade area, intercepted in the previous quarter some 40m further to the west than anticipated, continued throughout the quarter under review. Indications thus far are that the dyke is at least 30m thick.

Crown 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled	t'000	2 070	1 946	6	6 165	3 552
Yield	g/t	0.36	0.37	(2)	0.38	0.40
Gold produced	oz	23 823	23 213	3	75 959	45 424
	kg	741	722	3	2 362	1 413
Cash operating costs #	US$ per oz	489	502	3	432	395
	ZAR per kg	101 456	99 841	(2)	89 329	78 890
	ZAR per tonne	36	37	3	35	31
Capital expenditure (net) #	US$ million	1.6	1.3	(23)	4.9	1.5
	ZAR million	10.6	7.8	(36)	31.6	9.6

Represents total operation

A 6% increase in ore milled to 2 070 000t for the quarter compensated for a 2% decline in average yield to 0.36g/t. Gold production rose by 3% to 23 823oz. Drier weather conditions contributed to the increase in throughput. Cash operating costs were 3% lower at US$489/oz, reflecting higher gold production.

A R3.2 million upgrade of the residue pipeline, scheduled for completion by the end of August 2006, a R6.8 million upgrade of the CMR reclamation site pipeline, scheduled for completion by the end of the September quarter, and a R17.4 million refurbishment of the Knights plant mills are all expected to improve efficiencies.

In respect of the planned recovery of material from the Top Star dump in central Johannesburg, mining authorisation application procedures are under way.

ERPM 100% consolidated from 1 Dec 2005 (Previously 40% attributable)		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled						
Underground	t'000	77	72	7	225	145
Surface	t'000	474	537	(12)	1 598	752
Total	t'000	551	609	(10)	1 823	897
Yield						
Underground	g/t	8.17	8.86	(8)	8.29	7.59
Surface	g/t	0.41	0.38	8	0.40	0.38
Total	g/t	1.49	1.38	8	1.37	1.55
Gold produced						
Underground	oz	20 223	20 512	(1)	59 999	35 392
	kg	629	638	(1)	1 866	1 101
Surface	oz	6 205	6 494	(4)	20 325	9 208
	kg	193	202	(4)	633	286
Total	oz	26 428	27 006	(2)	80 324	44 600
	kg	822	840	(2)	2 499	1 387
Cash operating costs #						
Underground	US$ per oz	479	470	(2)	461	381
	ZAR per kg	99 514	93 624	(6)	95 293	76 303
	ZAR per tonne	813	830	2	785	578
Surface	US$ per oz	537	563	5	499	527
	ZAR per kg	111 451	112 010	–	103 109	105 288
	ZAR per tonne	45	42	(7)	41	40
Total	US$ per oz	493	493	–	471	411
	ZAR per kg	102 316	98 045	(4)	97 289	82 287
	ZAR per tonne	153	135	(13)	134	127
Capital expenditure (net) #	US$ million	0.7	0.7	–	2.1	(1.1)
	ZAR million	4.8	4.4	(9)	13.7	(7.5)

Represents total operation

Total gold production for the quarter was 2% lower at 26 428oz, reflecting a 10% decrease in total ore milled to 551 000t. The overall average yield was 8% higher at 1.49g/t.

While underground ore milled was 7% higher at 77 000t, the average underground yield was 8% lower at 8.17g/t, leading to slightly lower underground gold production of 20 223oz. Lower grade reflects increased mining from lower grade panels above 70 level. Underground production was also adversely affected by the exclusion from the mine plan of stopes in the 73 West area due to seismicity.

Targeted available face above 70 level of 150m has now been achieved. Traversing of the 16m, up-throw fault in the 70 East area is continuing. Work to split the 70 level decline conveyor into two sections – thus reducing wear and tear – is under way and is scheduled for completion by December 2006.

The four-year, ERPM Extension (Sallies) exploration drilling programme has begun, with the drilling of the first of three holes on 70 level in progress. An application to the Department of Minerals and Energy for a prospecting permit over an extension to the existing exploration area has been accepted.

With respect to the pumping upgrade project, water pumping plans are currently under review, while mud pumping feasibility work is continuing. Phase 2 of the plugging project is on schedule and planning of Phase 3 has been completed. The total plugging project is scheduled for completion by June 2007.

Surface gold production was 4% lower at 6 205oz, reflecting a 12% decline in surface ore milled to 474 000t. Average surface yield was 8% higher at 0.41g/t. Lower throughput was the result of mill breakdowns in the ERPM plant. The commissioning of two additional mills at the Knights plant neared completion at the end of the quarter, slightly behind schedule due to various 'teething' problems.

Discontinued Operations

North West (Hartebeestfontein and Buffelsfontein mines)		Quarter 30 Jun 2006	Quarter 31 Mar 2006	% Change	12 months to 30 Jun 2006	12 months to 30 Jun 2005
Ore milled						
Underground	t'000	–	–	–	–	986
Surface	t'000	–	–	–	–	884
Total	t'000	–	–	–	–	1 870
Yield						
Underground	g/t	–	–	–	–	5.44
Surface	g/t	–	–	–	–	0.96
Total	g/t	–	–	–	–	3.32
Gold produced						
Underground	oz	–	–	–	–	172 522
	kg	–	–	–	–	5 366
Surface	oz	–	–	–	–	27 328
	kg	–	–	–	–	850
Total	oz	–	–	–	–	199 850
	kg	–	–	–	–	6 216
Cash operating costs						
Total	US$ per oz	–	–	–	–	508
	ZAR per kg	–	–	–	–	101 701
	ZAR per tonne	–	–	–	–	338
Capital expenditure (net)	US$ million	–	–	–	–	3.3
	ZAR million	–	–	–	–	20.3

EXPLORATION AND DEVELOPMENT

Australasian Operations

Vatukoula

On 20 April 2006, Emperor announced the implementation of the new ACDTP. The plan includes the development of higher grade areas in the vicinity of Philip Shaft and upgrading the associated shaft infrastructure. On 26 April, Emperor entered into an agreement with the Government of Fiji, the Mine Workers Union of Fiji and the Vatukoula Mine Workers Staff Association to give effect to a major reorganization to ensure the long term future of the mine. In addition, the entire workforce is undergoing a comprehensive assessment, re-skilling and retraining programme. Over the next 18 months, Emperor will invest F$27 million in capital expenditure. A Workers' Relief Fund of F$300 000 has been committed by the Fijian Government to assist employees.

Tolukuma

A comprehensive review of the regional exploration database has outlined several new high priority prospects. Work will begin on these in the next few months.

In late April, Emperor announced the discovery of two zones of high-grade gold mineralisation in the Zine structure, a significant regional structure that is parallel to the main Tolukuma Structure. This structure has continued to return encouraging results from both drilling and underground development with a considerable strike length of high-grade material being identified. Drilling and development is in progress to bring the area into a resource category as quickly as possible.

South African Operations

Argonaut

A prospecting right for 969 hectares was granted on 6 February. An application to extend this prospecting right by an additional 4 002 hectares was submitted to the Department of Minerals and Energy (DME) on 26 June. The application has been accepted, and response is awaited.

ERPM Extension 1

The ERPM Extension 1 Mineral Resource as at 30 June is as follows:

Category	Mt	g/t	Contents gold t	Contents gold Moz
Measured	0.07	11.84	0.81	0.03
Indicated	2.66	13.18	35.04	1.13
Inferred	34.03	7.96	270.99	8.71
Total	36.76	8.35	306.84	9.87

The first prospect borehole has been completed. No geological structures, water or gas have been intersected. Results are encouraging, and the hole has been sampled under the supervision of an independent consultant. Preliminary results of the assay, which will be subject to a second confirmation, indicate that the reef is very well-developed, with a channel width of 162cm, and a value of 26.7g/t at that width, equating to 23.1g/t over a mining width of 188cm.

ERPM Extension 2

An application covering an area of 5 500.23 hectares was submitted to the DME on 6 July. The application has been accepted, and a response is awaited. The area has an exploration target of some 7-11 million ounces.

Public Participation Meetings in respect of ERPM Extensions 1 and 2 were held on 28 July and 4 August respectively, and the reports arising from these meetings have been submitted to the DME. Environmental Management Plans (EMPs) must be submitted to the DME by 4 and 11 September respectively. On receipt of the EMP, the DME has 120 days to approve or reject the application.

DRDGOLD LIMITED

DIRECTORS

Directors (* British) (** Australian) (*** American)

Executives:
MM Wellesley-Wood (Chief Executive Officer)*
JWC Sayers (Chief Financial Officer)

Non-executives:
J Turk***

Independent non-executives:
RP Hume
GC Campbell* (Non-Executive Chairman)
D Blackmur**

Group Company Secretary:
T Gwebu

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-7800 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa